SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                     ----------------------------------


                                 FORM 11-K

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                                    OR

               ( )  TRANSACTION REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 333-48795

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN
                          100 EAST RANDOLPH STREET
                          WAUSAU, WISCONSIN  54401

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          REGAL-BELOIT CORPORATION
                              200 STATE STREET
                              BELOIT, WI 53511

                           REQUIRED INFORMATION

Marathon Electric Hourly 401(k) Savings Plan ("Plan") is subject to the Employee Retirment Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1997 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                               SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN

By: Marathon Electric Hourly 401(k) Savings Plan Administrative Commitee and Plan Administrator


  Kenneth F. Kaplan                                          June 25, 1999
----------------------------------
  Kenneth F. Kaplan



  David Eisenreich                                           June 25, 1999
----------------------------------
  David Eisenreich

                                 APPENDIX I

                MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN

       FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998 AND INDEPENDENT AUDITOR'S REPORT

                 MARATHON ELECTRIC MANUFACTURING CORPORATION
                 -------------------------------------------

                        HOURLY 401(k) SAVINGS PLAN
                        --------------------------


           FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
           -----------------------------------------------------

          TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
          ------------------------------------------------------

                 MARATHON ELECTRIC MANUFACTURING CORPORATION
                 -------------------------------------------

                        HOURLY 401(k) SAVINGS PLAN
                        --------------------------


                           FINANCIAL STATEMENTS
                           --------------------

                     AS OF DECEMBER 31, 1998 AND 1997
                     --------------------------------



                            TABLE OF CONTENTS
                            -----------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



FINANCIAL STATEMENTS

 Statement of Net Assets Available for Plan Benefits, with Fund Information, as of December 31, 1998 and 1997

 Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information, for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS


SCHEDULES SUPPORTING FINANCIAL STATEMENTS:

  Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes as of December 31, 1998

  Schedule II: Item 27d--Schedule of 5% Reportable Transactions for the Year
               Ended December 31, 1998

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Marathon Electric Manufacturing Corporation
Hourly 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Marathon Electric Manufacturing Corporation Hourly 401(k) Savings Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997 and the changes in its net assets available for plan benefits, for the year ended December 31, 1998 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        ARTHUR ANDERSEN LLP
                                        -------------------
                                        ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
June 10, 1999.


                 MARATHON ELECTRIC MANUFACTURING CORPORATION
                 -------------------------------------------

                MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN
                --------------------------------------------


                       NOTES TO FINANCIAL STATEMENTS
                       -----------------------------

                        DECEMBER 31, 1998 AND 1997
                        --------------------------



(1)  Description of Plan and Funding Policy-
     --------------------------------------

     The following description of the Marathon Electric Manufacturing Corporation Hourly 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General-
     -------

     The Plan is a defined contribution plan covering all hourly employees and truck drivers of the Marathon Electric Manufacturing Corporation and its subsidiary, the Marathon Special Products Corporation (referred to collectively as the "Company").

     An employee becomes eligible to participate in the Plan on the first day of the month subsequent to the latest of the employee obtaining the age of 21 or completion of the qualifying period. The qualifying period is defined as the 12 month period commencing after the date of employment or subsequent to January 1, upon completion of at least 1,000 service hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Contributions-
     -------------

     Participants are allowed to contribute up to 15 percent of pretax annual income up to a maximum of $10,000 or such higher amount permitted by IRS Code Section 402(a) for employees represented by Local 1791, IBEW, and Teamsters Local 446; and 10 percent of pretax annual income for employees at the West Plains and Lebanon facilities as defined by the Plan. The Company currently matches 50 percent of the portion of an employee's contribution equal to five percent of pretax income for employees represented by local 1791, IBEW, four percent for employees represented by Teamsters Local 446; three percent for employees at the West Plains and Lebanon facilities. Beginning June 1, 1997, the Company matches
     25 percent of an employee's contribution equal to two percent of pretax income for employees represented by Local 1076, IBEW. The Company has the option to annually increase the matching contribution for these locations at its discretion. There is no Company matching contribution for Lima participants. Employees at Lima who were employed on January 1, 1998 and who completed their probationary period by that date received a Company contribution of $1,000.

     Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the board of directors of the Company. The Plan's trustee, Marshall & Ilsley Trust Company (the "Trustee"), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets.

     Vesting-
     -------

     Participants are 100 percent vested in their contributions and the earnings on those contributions. Company contributions and the earnings thereon vest after five years of eligible service. One year of eligible service is defined as a year of employment with the Company. Partial years may be vested as defined in the Plan document.

     Investment options-
     ------------------

     Participants may direct their contributions and any related earnings thereon into six investment options, in 10% increments. Participants may change their investment elections every thirty days. A description of each investment option is provided below:

     Northern Capital Equity Fund-
     ----------------------------

     The primary investment objective of this fund is growth of capital consistent with moderate level of risk. The fund invests in stocks and cash equivalents.

     American Century Balanced Fund-
     ------------------------------

     The primary investment objective of this fund is to provide growth opportunities and income. The fund invests in common stocks and fixed income securities.

     M&I Stable Principal Fund-
     -------------------------

     This fund is designed to offer preservation of principal, price stability, and returns that are generally higher than money market rates. Investments in the fund are in contracts with insurance carriers and banks. The contracts are reported at contract value, which approximates fair value. A small part of the fund is also invested in a broadly diversified money market fund.

     Fidelity Advisor Growth Fund-
     ----------------------------

     The primary investment objective of this fund is to provide capital growth by investing primarily in common stocks. The fund typically will invest at least 65% of its total assets in securities of companies that have long-term growth potential.

     Templeton Foreign Fund-
     ----------------------

     This fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

     Regal-Beloit Stock Fund-
     -----------------------

     This fund allows participants to invest in the common stock of the Regal-Beloit Corporation (or its successors).

     Administrative expenses-
     -----------------------

     Substantially all administrative expenses are paid by the Plan. These expenses include investment management and trustee fees.

     Payment of benefits-
     -------------------

     On termination of service, the participant receives a lump-sum amount equal to the value of the participant's account.

     Forfeitures-
     -----------

     Plan forfeitures arise as a result of participants who terminate service with the Company before becoming vested in the Company's contribution. The amount of forfeitures allocable to remaining participants at December 31, 1998 and 1997 were $11,238 and $2,598, respectively.

     Plan termination-
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

(2)  Summary of Accounting Policies-
     ------------------------------

     Basis of accounting-
     -------------------

     The accompanying financial statements are presented on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Contributions are recognized at the time such amounts are received rather than when contributed.

     Use of estimates-
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of plan assets at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

     Payment of benefits-
     -------------------

     Benefit payments to participants are recorded upon distribution.

(3)  Investments-
     -----------

     The Plan's investments are commingled with the assets of several other Company plans in the Marathon Electric Manufacturing Corporation Master Trust Fund (the "Master Trust"). Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, unrealized gains/losses, fees and expenses relating to investment transactions of the Master Trust are allocated by the Trustee to the participating plans based on each plan's proportionate share of trust assets.

     The assets of the Plan are commingled and are not segregated in the accounts of the Master Trust. The market value of the assets held in the Master Trust as of December 31 are as follows:

                                                1998                1997
                                            -----------         -----------

     Accrued interest and dividends         $   160,791         $   114,274
     Marshall Money Market Fund               1,149,755             695,495
     M&I Stable Principle Fund                8,219,564           6,872,623
     Common Stock                            37,898,292          35,559,445
     American Century Balanced Fund           5,887,726           4,245,014
     Northern Capital Equity Fund            16,117,312          14,597,195
     Fidelity Advisor Growth Fund            10,297,156           7,861,944
     Templeton Foreign Fund                     930,525           2,114,522
     Regal-Beloit Corporation Master Trust      753,086                   -
     Fixed Income Securities                  3,199,464           3,781,489
     Participant loans                          640,510             702,326
                                            -----------         -----------
         Total assets of the Master Trust   $85,254,182         $76,544,327
                                            ===========         ===========

     The Marshall Funds are controlled by Marshall & Ilsley Corporation, the parent company of the Trustee. The M&I Stable Principle Fund is a collective investment fund operated by the Trustee.

     Allocations of assets of the Master Trust to participating plans as of December 31 are as follows:
                                                1998                1997
                                        ------------------  ------------------
                                          Amount      %       Amount       %
                                        ----------- ------  ----------- ------
     Salaried Employees' Pension Plan   $29,448,716  34.5%  $27,791,984  36.3%
     Wausau Hourly Pension Plan          12,916,088  15.2    12,312,494  16.1
     Hourly 401(k) Savings Plan           8,189,006   9.6     6,353,268   8.3
     Salaried 401(k) Savings Plan        34,700,372  40.7    30,056,581  39.3
                                        ----------- -----   ----------- ------
     Total assets of the Master Trust   $85,254,182 100.0%  $76,544,327 100.0%
                                        =========== ======  =========== ======

     Master Trust income and its allocation to the participating plans for the years ended December 31 are as follows:

                                                   1998         1997
                                               -----------   -----------
     Interest and dividend income               $  707,399   $ 1,152,932
     Realized gains, net                         6,063,861     5,305,833
     Unrealized appreciation in the
      fair value of investments, net             2,660,354     4,778,351
                                                ----------   -----------
       Total Master Trust income                $9,431,614   $11,237,116
                                                ==========   ===========

                                                   1998           1997
                                                ----------   -----------
     Salaried Employees' Pension Plan           $2,527,292   $ 4,096,306
     Wausau Hourly Pension Plan                  1,111,534     1,827,301
     Hourly 401(k) Savings Plan                  1,026,311       824,106
     Salaried 401(k) Savings Plan                4,766,477     4,489,403
                                                ----------   -----------

     Total Master Trust income                  $9,431,614   $11,237,116
                                                ==========   ===========

(4)  Guaranteed Investment Contracts-
     -------------------------------

     The M&I Stable Principal Fund consists of guaranteed investment contracts ("GIC's") and Synthetic guaranteed investment contracts ("SYN's"). All investment contracts are fully benefit responsive. The average crediting interest rates for the years ending December 31, 1998 and 1997 were 5.93% and 6.29%, respectively. The funds average yields for 1998 and 1997 were 6.20% and 6.20%, respectively.

     The crediting rates for the contacts are fixed or reset either quarterly or annually. All contracts have a guaranteed rate of 0% or higher.

     The Fund had no valuation reserves at year-end with the fair value of the investment contracts reported at contract value.

(5)  Regal-Beloit Corporation Master Trust-
     -------------------------------------

     Effective November 1, 1997, the Plan's investment in Company stock was commingled with the investment in Company stock of another Company plan into the Regal-Beloit Corporation Master Trust (the "RBC Master Trust"). Effective April 1, 1998, the investment in Company stock of three other company plans were commingled into the RBC Master Trust. Investments of the RBC Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, market adjustments, fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's share of Trust assets.

     The assets of the Plan are commingled and are not segregated in the accounts of the RBC Master Trust. The market value of the assets held in the Trust as of December 31, 1998 and 1997 is as follows:

                                                         1998          1997
                                                      -----------   -----------

           Regal-Beloit Corporation Stock             $14,374,579   $16,240,894
           Marshall Money Market Fund                     154,077             -
           Accrued Income                                  74,145             -
                                                      -----------   -----------
              Total assets of the RBC Master Trust    $14,602,801   $16,240,894

     Allocations of assets of the RBC Master Trust to particpating plans as of December 31, 1998 and 1997 is as follows:

                                              1998                 1997
                                    ---------------------  --------------------
                                      Amount      Percent    Amount     Percent
                                    -----------   -------  ----------   -------
     Regal-Beloit Corporation
      Personal Savings Plan           6,805,476    46.60%  $8,235,387    50.71%
     Regal-Beloit Corporation
      Profit Sharing Plan             6,568,489    44.98    8,005,507    49.29
     Regal-Beloit Corporation
      Savings and Protection Plan       475,749     3.26            -        -
     Marathon Electric Salaried
      401(k) Savings Plan               635,779     4.36            -        -
     Marathon Electric Hourly
      401(k) Savings Plan               117,308     0.80            -        -
     Total assets of the
      RBC Master Trust              $14,602,801   100.00% $16,240,894   100.00%

     RBC Master Trust income for the years ended December 31, 1998 and 1997 are as follows:

                   INCOME                               1998           1997
                   ------                            -----------    ----------
     Investment income-
      Interest                                       $    23,602    $    2,047
      Dividends                                          280,725        64,237
      Net (depreciation) appreciation in fair
      market value of Regal-Beloit Corporation        (3,979,555)    1,437,570
                                                     ------------   ----------
      Common Stock                                   $(3,675,228)   $1,503,854
                                                     ============   ==========

(6)  Tax Exempt Status of the Plan-
     -----------------------------

     The Internal Revenue Service has determined and informed the Company by a letter dated December 26, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. Therefore, they believe the Plan is qualified and the related trust remains tax-exempt as of the financial statement date.

(7)  Related Party Transactions-
     --------------------------

     Master Trust assets are invested in mutual funds managed by the Trustee. The investment in the Regal-Beloit Stock Fund is an investment in the Plan Sponsor. These are not considered prohibited transactions by statutory exemption under ERISA regulations.

(8)  Subsequent Events-

     Employees employed at the Lima, Ohio location who will be employed on January 1, 2002, will receive a Company contribution of $1,000 if 12 full months of service during the preceding year have been completed. If an employee does not complete 12 full months of service during the preceding year, such employee shall receive a reduced contribution as defined in the Plan.

                 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                 -----------------------------------------


To the Plan Administrator of the
Marathon Electric Manufacturing Corporation
Hourly Employees' 401(k) Savings Plan:



As independent public accountants, we hereby consent to the incorporation of our reports, included and incorporated by reference in this Form 11-JK, into the Company's previously filed Registration Statement, File No. 333-48795.



                                         ARTHUR ANDERSEN LLP
                                         -------------------
                                         ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
June 29, 1999.

                                                                                 SCHEDULE I

                 MARATHON ELECTRIC MANUFACTURING CORPORATION
                 -------------------------------------------
                    HOURLY EMPLOYEES 401(k) SAVINGS PLAN
                    -------------------------------------


         ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
         --------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------


Idenity of Issue, Borrower         Description of Investment Including Maturity Date,                  Current
Lessor, or Similar Party           Rate of Interest, Collateral, Par, or Maturity Value     Cost        Value
--------------------------         ----------------------------------------------------  ----------   ----------

Fidelity Funds                     Advisor Series II, Growth Opportunities Fund          $  985,585   $1,229,083

Templeton Funds, Inc.              Templeton Foreign Fund CL-1                              215,397      183,341

American Century Investments       American Century Balanced Investors Fund               1,167,515    1,210,757

Northern Capital, Inc.             Northern Capital Equity Fund                           2,046,734    3,433,823

Regal-Beloit Company Stock Fund*   Common stock of Regal-Beloit Corporation                 147,954      117,308

Marshall & Ilsley                  M&I Stable Principal Fund                              2,004,434    2,004,434

*Party-in-interest

              The accompanying notes to financial statements are an integral part of this schedule.
</FN

                                                                              SCHEDULE II


MARATHON ELECTRIC MANUFACTURING CORPORATION HOURLY EMPLOYEES' 401(k) SAVINGS PLAN
---------------------------------------------------------------------------------


                ITEM 27d SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                -----------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------




                                                                  Expense                   Current Value of
Identity of     Description      Purchase   Selling   Lease    Incurred with    Cost of       Asset on
Party Involved   of Asset         Price      Price    Rental    Transaction      Asset     Transaction Date   Net Gain
--------------  --------------  --------   --------   ------   -------------   ---------   -----------------  --------

Fidelity Funds  Advisors
                 Series II,
                 Growth
                 Opportunities
                 Fund           $599,869   $305,889    N/A         N/A         $ 861,514    $  905,758        $ 44,244

American
 Century
 Investments   Balanced
                Investors Fund   493,224    244,919    N/A         N/A           716,160       738,143          21,983

Marshall &
Ilsley*        M&I Stable
                Principal Fund   891,258    459,221    N/A         N/A         1,350,479     1,350,479               -

Northern
Capital, Inc.  Equity Fund       613,793    616,215    N/A         N/A         1,017,781     1,203,008         212,227

*Party-in-interest

      The accompanying notes to financial statements are an integral part of this schedule.

                             MARATHON ELECTRIC MANUFACTURING CORPORATION
                             -------------------------------------------

                               HOURLY EMPLOYEES  401(k) SAVINGS PLAN
                               -------------------------------------

                    STATEMENT OF CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    -------------------------------------------------------------

                                FOR THE YEAR ENDED DECEMBER 31, 1998
                                ------------------------------------

                                     Northern   American       M & I    Fidelity                 Regal-
                                      Capital    Century      Stable    Advisor     Templeton    Beloit
                                      Equity    Balanced     Principal   Growth      Foreign     Stock
                                       Fund       Fund         Fund       Fund       Fund        Fund        Total
                                   ----------  ----------   ----------  ----------  ----------  ----------  ----------
ADDITIONS:
 Net Investment income (loss)
  from Marathon Electric Manu-
  facturing Corporation Master
  Trust Fund                       $  590,653  $  160,916   $  104,072  $  226,911  $ (10,325)  $ (45,916)  $1,026,311

Contributions-
  Employer                            143,172      67,768      115,496     100,445     30,715       4,999      462,595
  Participants                        356,163     136,259      239,235     176,793     53,430      23,927      985,807
                                   ----------  ----------   ----------  ----------  ----------  ----------  ----------
     Total contributions              499,335     204,027      354,731     277,238     84,145      28,926    1,448,402
                                   ----------  ----------   ----------  ----------  ----------  ----------  ----------

     Total Additions                1,089,988     364,943      458,803     504,149     73,820     (16,990)   2,474,713
                                   ----------  ----------   ----------  ----------  ----------  ----------  ----------

DEDUCTIONS:
  Benefits paid to participants       179,193     109,769      236,302      54,779     14,046         840      594,929
  Administrative expenses
  and other                            15,360       2,862       10,028       2,603        542         427       31,822
  Transfers to other Company plans      2,417       3,130        2,938       2,597        636         486       12,224
                                   ----------  ----------   ----------  ----------  ---------   ---------   ----------

     Total deductions                 196,970     115,761      249,268      59,979     15,244       1,753      638,975
                                   ----------  ----------   ----------  ----------  ----------  ----------  ----------

NET ADDITIONS (DEDUCTIONS)            893,018     249,182      209,535     444,170     58,576     (18,743)   1,835,738

TRANSFERS BETWEEN FUNDS              (307,649)     10,523      221,804      23,197    (83,926)    136,051            -
                                   ----------- ----------   ----------  ----------  ----------  ----------  ----------
     Net Increase (decrease)          585,369     259,705      431,339     467,367    (25,350)    117,308    1,835,738

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS:
  Beginning of year                 2,848,454     951,052    1,583,355     761,716    208,691           -    6,353,268
                                   ----------  ----------   ----------  ----------  ----------  ----------  ----------
  End of year                      $3,433,823  $1,210,757   $2,014,694  $1,229,083   $183,341    $117,308   $8,189,006
                                   ==========  ==========   ==========  ==========  ==========  ==========  ==========

                           The accompanying notes to financial statements are in integral part of this statement.

                              MARATHON ELECTRIC MANUFACTURING CORPORATION
                              -------------------------------------------

                                 HOURLY EMPLOYEES' 401(k) SAVINGS PLAN
                                 -------------------------------------


                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          ---------------------------------------------------

                                       AS OF DECEMBER 31, 1998
                                       -----------------------

                             Northern     American      M&I       Fidelity              Regal-
                             Capital      Century      Stable      Advisor   Templeton  Beloit
                              Equity      Balanced    Principal    Growth     Foreign   Stock
                               Fund        Fund         Fund        Fund      Fund      Fund         Total
                             ----------  ----------  ----------  ----------  ---------  --------  ----------
ASSETS
  Investments at fair
  value- Marathon Electric
  Manufacturing Corporation
  Master Trust Fund          $3,433,823  $1,210,757  $2,014,694  $1,229,083   $183,341  $117,308  $8,189,006
                             ----------  ----------  ----------  ----------   --------  --------  ----------

NET ASSETS AVAILABLE
         FOR PLAN BENEFITS   $3,433,823  $1,210,757  $2,014,694  $1,229,083   $183,341  $117,308  $8,189,006
                             ==========  ==========  ==========  ==========   ========  ========  ==========

       The accompanying notes to financial statements are an integral part of this statement.


                              MARATHON ELECTRIC MANUFACTURING CORPORATION
                              -------------------------------------------

                                 HOURLY EMPLOYEES' 401(k) SAVINGS PLAN
                                 -------------------------------------


                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          ---------------------------------------------------

                                       AS OF DECEMBER 31, 1997
                                       -----------------------

                                Northern   American      M&I     Fidelity
                                Capital    Century     Stable     Advisor   Templeton
                                Equity     Balanced   Principal   Growth     Foreign
                                  Fund       Fund       Fund       Fund       Fund       Total
                               ----------  --------  ----------  --------   ---------  ----------
ASSETS
  Investments at fair
  value- Marathon Electric
  Manufacturing Corporation
  Master Trust Fund            $2,848,454  $951,052  $1,583,355  $761,716   $208,691   $6,353,268

NET ASSETS AVAILABLE
          FOR PLAN BENEFITS    $2,848,454  $951,052  $1,583,355  $761,716   $208,691   $6,353,268
                               ==========  ========  ==========  ========   ========   ==========

         The accompanying notes to financial statements are an integral part of this statement.